Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 20, 2010

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Variable Insurance Trust (the “Trust”) File No. 811-21987 Form N-14

Dear Mr. Foor:

An electronic (“EDGAR”) filing is hereby made for a registration statement on Form N-14 under the Securities Act of 1933, as amended, on behalf of the Trust, an open-end management investment company. This Form N-14 is being filed in connection with three (3) reorganizations in which the Ibbotson Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, and Ibbotson Income and Growth ETF Asset Allocation Portfolio, each a series of the Trust, will assume all of the assets and liabilities of the Calvert VP Lifestyle Aggressive Portfolio, Calvert VP Lifestyle Moderate Portfolio and Calvert VP Lifestyle Conservative Portfolio, respectively, each a series of Calvert Variable Products, Inc.

The SEC Staff is requested to address any comments on this filing to me at 720.917.0864.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary

Enclosure

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP